

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

Mail Stop 7010

August 24, 2006

Edward Gildea, Chairman, President
      and Chief Executive Officer
Converted Organics, Inc.
7A Commercial Wharf West
Boston, MA 02110

> **Re:** **Converted Organics, Inc.**
> **Registration Statement on Form SB-2, Amendment 2**
> **Filed August 7, 2006**
> **File No. 333-135174**

Dear Mr. Gildea:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed August 7, 2006

Use of Proceeds, page 14

1.   Please identify IBRC in a footnote to the table.

2.   Specifically identify the "unrelated third party" and "unrelated third parties" from whom you secured loans in 2004 and 2005.

Capitalization, page 16

3.   We note your added disclosure on page 10 indicating that your bond issue is intended to be on a best-efforts basis, with no firm commitment. Please clarify on page 10 and under this heading whether this constitutes an all-or-none arrangement, or if there is a minimum. If there is a range, your pro forma information should be modified to clarify the extent of the $16.35 million bond issue that may ultimately be secured.

Proposed Business, page 23

4.   As previously requested in our comment 11 issued on July 21, 2006, please disclose the duration and effect of all patents and licenses held.

Principal Stockholders, page 39

5.   Please disclose the natural person with the power to vote or dispose of the securities held by Weston Solutions, Inc.

Transfer Agent, Warrant Agent and Registrar, page 44

6.   We note your response to prior comment 18 issued on July 21, 2006, and will await the inclusion of your transfer agent in the next amendment.

Representative's Warrants, page 46

7.   It appears that you have made a private offer of your securities to the representative of the underwriters. Given the private nature of such offering, it does not appear that it is appropriate to include the initial offering of these securities on this registration statement. The registration of the resale of such securities may be appropriate. We may have further comment.

Legal Matters, page 47

8.   On July 21, 2006, we issued a letter and requested in comment 20 that you please remove the term "certain" from this section and describe in detail the legal matters to be passed upon. We await the response from your underwriter's counsel.

Financial Statements

9.   We have read your response to prior comment 22, explaining that you have chosen not to include the financial statements of the comparable interim periods

of the preceding fiscal year that are required under Item 310(b) of Regulation S-B. As this is not an elective provision, we believe you should amend your filing to comply with this guidance.

Note 1 – Significant Accounting Policies, page F-8

Nature of Operations

10.   We note the disclosure revisions made in response to prior comment 23, under this heading and on pages 33 and F-12, indicating that you distributed shares of your common stock to the owners of HRRY and MOM in completing your merger with these entities. Although you disclose that you accounted for the merger as a recapitalization, you continue to state that you have applied push-down accounting under SAB 54.

The accounting that you suggest has been applied under SAB Topic 5:J concerns the revaluation of assets and liabilities held in a subsidiary entity acquired under purchase accounting when separate financial statements of that entity are being prepared. This fact pattern does not seem to correlate with the transaction you describe. Rather, it seems you may have applied reorganization accounting, along the lines discussed in paragraphs D11 through D18 of SFAS 141.

Please submit a schedule showing all owners of each of the merged entities, and their respective interests, immediately before and after the transaction. As for the existing disclosures, please revise to include detail on page F-8 comparable to that on page 33.

11.   Modify disclosures explaining that no shares were issued to acquire MOM because it did not contribute value, to clarify that you received a 100 percent ownership interest in this shell entity, along with the 50 percent interest in HRRY, in exchange for the conveyance of the 300,000 shares to the three owners of MOM, if true. Also disclose any common holdings between the three individuals identified on page 33, the owners of Weston Solutions, Inc., and your founders; the relative holdings of these parties before and after the transaction should be clear.

Note 5 – Debt, page F-11

12.   We understand that you issued bridge loans and bridge notes during the first half of 2006; and that along with those issuances there were provisions requiring you to issue bridge equity units consisting of common shares and warrants. Please expand your disclosure to clarify that you have not yet issued the bridge equity units, if true; and to explain whether the issuance would serve as an exchange for the bridge loans and bridge notes, or are incremental to those securities. Also

clarify the arrangement related to the bridge equity units available to holders of the bridge notes in the event you do not hold your initial public offering before October 16, 2006; and whether there would also be issued warrants having cashless exercise provisions under this scenario.

13.   Expand your disclosure to explain the method by which you determined the value of the bridge equity units in allocating proceeds between the debt and equity components.

Note 6 – Owners' Equity (Deficit), page F-12

14.   We note you have modified your disclosures about the issuance of shares to founders under this heading in response to prior comment 24. Please further refine your disclosure to explain how you determined the value of the shares, which you have expensed as compensating to the founders.

Note 9 – Related Party Transactions, page F-13

15.   You indicate that you intend to distribute $300,000 of the proceeds of your offering to various executive officers as payment for compensation accrued and expenses incurred but not reimbursed. However, you also explain that you have only accrued half of this amount as of June 30, 2006. Ordinarily, you would need to recognize expenses incurred by others on your behalf, particularly when the expenditure creates an obligation. You may find the guidance in SAB Topics 1:B and 5:T helpful in this regard. Revise your accounting and disclosure as necessary to reflect all costs of business; and to otherwise address the divergence of the amounts accrued and your intended distribution. Observe the provision calling for pro forma presentation of distribution accruals alongside the historical balance sheet under certain circumstances in SAB Topic 1:B.3.

Note 10 – Stock Option Plan, page F-13

16.   We have read your response to prior comment seven in which you indicate one of the reasons you did not assign a value to the warrants attached to each unit for sale is due to the uncertainty in valuing the warrants. However, under this heading you state that $1.25 is the estimate of fair value for the two warrants referenced, along with the expected offering price, in valuing the options to purchase shares granted by your Compensation Committee. Please reconcile your apparent assessment of value with the representation included in your response. Tell us the values assigned to the individual warrants; and describe the methodology and assumptions utilized in determining the values.

Confidential Treatment Request

17.	We are in receipt of your confidential treatment request dated July 5, 2006. We will respond under separate cover.

*************

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Tangela Richter, Branch Chief, at (202) 551-3685, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mark von Bergen